Exhibit 4.9
AMENDMENT NO. 1
COOPER TIRE & RUBBER COMPANY PRE-TAX SAVINGS PLAN (FINDLAY)
The Plan named above gives the Employer the right to amend it at any time. According to that right, the Plan is amended effective October 15, 2008, as follows:
By striking the third paragraph from subparagraph (a) in the EMPLOYER CONTRIBUTIONS SECTION of Article III and substituting the following:
The elective deferral agreement to stop Elective Deferral Contributions may be entered into on any date. Such elective deferral agreement shall be effective as soon as administratively feasible following the date on which the elective deferral agreement is entered into.
This amendment is made an integral part of the aforesaid Plan and is controlling over the terms of said Plan with respect to the particular items addressed expressly herein. All other provisions of the Plan remain unchanged and controlling.
Unless otherwise stated on any page of this amendment, eligibility for benefits and the amount of any benefits payable to or on behalf of an individual who is an Inactive Participant on the effective date(s) stated above, shall be determined according to the provisions of the aforesaid Plan as in effect on the day before he became an Inactive Participant.
Signing this amendment, the Employer, as plan sponsor, has made the decision to adopt this plan amendment. The Employer is acting in reliance on its own discretion and on the legal and tax advice of its own advisors, and not that of any member of the Principal Financial Group or any representative of a member company of the Principal Financial Group.
Signed this 22nd day of October, 2008.

COOPER TIRE & RUBBER COMPANY
By:	/s/ S. O. Schroeder
Vice President — Treasurer
Title

By:	/s/ C. F. Nagy
Asst. Treasurer
Title